Report of Independent Registered Public Accounting Firm

To the Board of Trustees
Dreyfus Investment Portfolios-
Small Cap Stock Index Portfolio

We have examined management's assertion, included
in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of      1940 that
Dreyfus Investment Portfolios-
Small Cap Stock Index Portfolio
(the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of August 31, 2012.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2012, and with respect to agreement of security and similar investment purchases and sales, for the period from July 31, 2012 (date of our last examination) through August 31, 2012;

Count and inspection of all securities and similar investments located in the vault of The Bank of New York
Mellon in New York and London, if any, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Reconciliation of all such securities and similar investments to the books and records of the Company and The Bank of New York Mellon;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Confirmation of all repurchase agreements, if any, with brokers/banks or to documentation of corresponding subsequent cash receipts and agreement of underlying collateral with The Bank of New York Mellon's records;

Agreement of pending purchase activity as of August 31, 2012 to documentation of subsequent broker statements;

Agreement of Dreyfus Family of Funds' trade tickets for 5 security purchases and 5 security sales or maturities for the period from August 1, 2012 through August 31, 2012, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Investment Portfolios-
Small Cap Stock Index Portfolio
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2012 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Dreyfus Investment Portfolios-
Small Cap Stock Index Portfolio
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

December 11, 2012





          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811-08673         December 11, 2012

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Dreyfus Investment Portfolios-
Small Cap Stock Index Portfolio
(the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2012, and from July 31, 2012 through August 31, 2012.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of August 31, 2012 and from July 31, 2012 through August 31, 2012 with respect to securities and similar investments reflected in the investment account of the Company.

Dreyfus Investment Portfolios-
Small Cap Stock Index Portfolio


By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation